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EXHIBIT 11.1

EFJ, INC. AND SUBSIDIARIES
COMPUTATION OF NET INCOME (LOSS) PER SHARE
(Unaudited)
(in thousands, except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2002	2001	2002	2001
Net income (loss)	$195	$(260)	$293	$(1,058)

Net income (loss) per share—Basic:
Weighted average common shares—Basic	17,577,315	16,891,161	17,577,315	15,627,537

Net income (loss) per share — Basic	$0.01	$(0.02)	$0.02	$(0.07)

Net income (loss) per share—Diluted:
Shares used in this computation:
Weighted average common shares—Basic	17,577,315	16,891,161	17,577,315	15,627,537
Dilutive effect of shares under employee stock plans—see Note 4	659,847	—	540,786	—

Weighted average common shares—Diluted	18,237,162	16,891,161	18,118,101	15,627,537

Net income (loss) per share—Diluted	$0.01	$(0.02)	$0.02	$(0.07)

        Note:    Common stock equivalents were not included for the three and six months ended June 30, 2001, as their effect would be anti-dilutive.

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  EXHIBIT 11.1